UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-22532

ULTIMATE ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

321 West 84th Avenue, Suite A, Thornton, Colorado 80260
(303) 412-2500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of Securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 210

Pursuant to the requirements of the Securities Exchange Act of 1934, Ultimate Electronics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2005	By:	/s/ DAVID A. CARTER
	Name:	David A. Carter
	Title:	Senior Vice President—and Chief Financial Officer